                                                                    EXHIBIT 99.1

                    SUPPLEMENT DATED OCTOBER 19, 2007 TO THE
                      PROXY STATEMENT DATED AUGUST 16, 2007

Dear Shareholder:

     The meeting of Healthcare Technologies Ltd.'s (the "Company") shareholders previously scheduled for September 30, 2007 has been rescheduled. The meeting
(the "Meeting") will take place on December 4, 2007, beginning at 4:00 p.m.
Israel time, at the offices of Yigal Arnon & Co., 1 Azrieli Center, 47th
Floor, Tel Aviv, Israel (Telephone: +972-3-608-7726, Facsimile:
+972-3-608-7714).

     At the Meeting, shareholders are being asked to vote on the approval of the plan of arrangement, as described in the proxy statement dated August 16, 2007, including the annexes thereto, previously sent to our shareholders (the
"Arrangement"), pursuant to which the Asset Purchase Agreement, dated January
16, 2007, as amended, between the Company, NexGen Biofuels, Inc. MAC
Bioventures, Inc., and Gamida for Life B.V. ("Gamida"), and the transactions contemplated thereby, shall be approved (the "Proposal"). The new record date for determining shareholders entitled to vote at the Meeting is the close of business in New York on October 25, 2007.

     The Company's Board of Directors decided to postpone the shareholders meeting originally scheduled for September 30, 2007 in order to allow shareholders additional time to fully consider the proposed transaction, in light of low shareholder participation, the considerable amount of materials shareholders are to consider and reports of shareholders not having received the proxy materials from brokers and banks.

     YOUR VOTE IS IMPORTANT. Please take a moment of your time to vote today by signing and returning the enclosed proxy card in the envelope provided. Your broker cannot vote your shares in connection with the Meeting without instructions from you. IF YOU PREVIOUSLY RETURNED A PROXY CARD FOR THE SEPTEMBER
30TH MEETING, THAT PROXY CARD IS NO LONGER VALID AND IS OF NO FORCE AND EFFECT
WITH RESPECT TO THE DECEMBER 4TH MEETING.

     THE COMPANY'S AUDIT COMMITTEE AND BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND
THAT YOU VOTE "FOR" THE PROPOSAL.

     Please note that under Israeli law, it is very important that you indicate on the proxy card whether or not you have a "personal interest" (as defined below) in the Proposal. If your only interest in the Arrangement is by virtue of your ownership of our Ordinary Shares, you do not have a personal interest. If any shareholder casting a vote in respect of the Proposal does not notify us whether or not he or she has a "personal interest", such shareholder's vote with respect to the Proposal will be disqualified.

     If you have any questions or need assistance in voting your shares, please contact The Altman Group, our proxy solicitor, toll-free at 1-800-622-1588 (from the United States) or 1-201-806-7300 (from other locations).

     Thank you,
     /s/ Moshe Reuveni
     CHIEF EXECUTIVE OFFICER

ABOUT THIS SUPPLEMENT

     THIS SUPPLEMENT, INCLUDING THE NOTICE OF MEETING ENCLOSED HEREWITH, AMENDS
AND SUPPLEMENTS THE PROXY STATEMENT, DATED AUGUST 16, 2007, INCLUDING THE
ANNEXES THERETO, PREVIOUSLY SENT TO OUR SHAREHOLDERS IN CONNECTION WITH THE
MEETING OF THE COMPANY'S SHAREHOLDERS PREVIOUSLY SCHEDULED FOR SEPTEMBER 30,
2007 (THE "PROXY STATEMENT"). THIS SUPPLEMENT IS INTENDED TO BE READ IN
CONJUNCTION WITH THE PROXY STATEMENT, AND THEREFORE DOES NOT CONTAIN ALL OF THE
INFORMATION THAT MAY BE IMPORTANT TO YOU IN DECIDING HOW TO VOTE ON THE
ARRANGEMENT. TO THE EXTENT INFORMATION IN THIS SUPPLEMENT DIFFERS FROM, UPDATES
OR CONFLICTS WITH INFORMATION CONTAINED IN THE PROXY STATEMENT, THE INFORMATION
IN THIS SUPPLEMENT IS THE MORE CURRENT INFORMATION. THE PROXY STATEMENT, WHICH
IS INCORPORATED HEREIN BY REFERENCE, HAS IMPORTANT INFORMATION ABOUT THE
ARRANGEMENT AND MAY BE ACCESSED ONLINE ON THE SECURITIES AND EXCHANGE
COMMISSION'S WEBSITE AT:
http://www.sec.gov/archives/edgar/data/835688/000117891307001798/exhibit_99-1.htm
OR ON THE COMPANY'S WEBSITE AT http://www.hctech.com. INFORMATION ON OUR WEBSITE
IS NOT PART OF THIS SUPPLEMENT. WE ENCOURAGE YOU TO REVIEW THE PROXY STATEMENT
AND THIS SUPPLEMENT CAREFULLY.

                          HEALTHCARE TECHNOLOGIES LTD.
             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 4, 2007

To our Shareholders:

     Notice is hereby given that on December 4, 2007, at 4:00 p.m. (Israel time), an Extraordinary General Meeting (the "MEETING" or "DECEMBER 4 MEETING")
of all of the Shareholders of Healthcare Technologies Ltd. (the "COMPANY" or
"HEALTHCARE"), other than (i) Gamida for Life B.V., the Company's controlling shareholder ("GAMIDA"), (ii) Eran Rotem, the Company's CFO, (iii) Moshe Reuveni,
the Company's CEO and director, and (iv) Yaacov Ofer, a director, (the shareholders in clauses (i)-(iv) collectively the "INTERESTED SHAREHOLDERS"; and
all of the shareholders of record of the Company as of the close of business in
New York on October 25, 2007, other than the Interested Shareholders, the
"REMAINING SHAREHOLDERS"), will be held at the offices of Yigal Arnon & Co.,
1 Azrieli Center, 47th Floor, Tel Aviv, Israel (Telephone: +972-3-608-7726,
Facsimile: +972-3-608-7714).

     Since the Interested Shareholders have or may be deemed to have a different interest in the Arrangement (as defined below) than that of the Remaining
Shareholders, the Interested Shareholders will not be entitled to vote on the
Proposal (as defined below) at the Meeting. However, they will participate in the Meeting for the purposes of determining a quorum.

     At the Meeting, you will be asked to approve and adopt the plan of arrangement, as described in the proxy statement dated August 16, 2007, including the annexes thereto, previously sent to our shareholders in connection with the meeting of the Company's shareholders previously scheduled for
September 30, 2007 (the "PROXY STATEMENT"), between the Company and the
Company's shareholders (the "ARRANGEMENT"), pursuant to which the Asset Purchase
Agreement, dated January 16, 2007, as amended, between the Company, NexGen
Biofuels, Inc. ("NEXGEN"), MAC Bioventures, Inc., ("MAC"), and Gamida and the
transactions contemplated thereby (the "PURCHASE AGREEMENT") shall be approved
(the "PROPOSAL").

     This Notice together with the accompanying transmittal letter constitutes a
Supplement to the Proxy Statement (the "SUPPLEMENT"). The Proxy Statement has
important information about the Arrangement and may be accessed online on the
Securities and Exchange Commission's website at
http://www.sec.gov/Archives/edgar/data/835688/000117891307001798/exhibit_99-1.htm or on the Company's website at http://www.hctech.com. The Proposal is described more fully in the Proxy Statement, which we urge you to read in its entirety. IF
YOU PREVIOUSLY RETURNED A PROXY CARD FOR THE SEPTEMBER 30TH MEETING, THAT PROXY
CARD IS NO LONGER VALID AND IS OF NO FORCE AND EFFECT WITH RESPECT TO THE
DECEMBER 4TH MEETING.

     The Purchase Agreement, as amended, which is described in, and attached to, the Proxy Statement, provides that, inter alia:

     (i)  NexGen shall transfer its assets, which are to have a value of no less than $50,000,000 (in the Company's sole discretion this value may be reduced, but to no less than $30,000,000), to a newly formed U.S.
          entity to be wholly owned by the Company, in consideration for the issuance of ordinary shares of the Company equal to the value of such assets, as determined by an independent valuation conducted for the
          Company, divided by $1.50, less 1%; and

     (ii) the Company shall transfer substantially all of its assets to Gamida, including its holdings in its subsidiaries, in consideration for
          4,700,000 shares of the Company held by Gamida.

     If the Arrangement and the transactions contemplated thereby are consummated, the Company's business will no longer be in the field of biotechnology and medical devices but rather in the field of renewable fuels. A copy of the Purchase Agreement is attached to the Proxy Statement as Annex B.

     RECENT DEVELOPMENTS

     Following the date of the Proxy Statement, the Purchase Agreement was amended to provide that if the Closing does not occur by December 31, 2007 (as opposed to October 31, 2007), the parties may terminate the Purchase Agreement.
In addition, in connection with such amendment, Gamida and MAC agreed that if the Purchase Agreement shall be terminated for the reason that the Closing does not occur by December 31, 2007, on the date of termination, Gamida shall deposit
250,000 of our shares (the "GAMIDA SHARES") in escrow which shall be released to
MAC if within 6 months from the date of termination, MAC shall deposit in escrow shares (the "MAC SHARES") of a publicly traded company whose business is planning, constructing, operating and/or developing ethanol and biodiesel alternative energy facilities within the United States and in which MAC is a major shareholder in an amount equal to $250,000 divided by the average closing price of the MAC Shares during the 30 consecutive trading days ending on the date immediately preceding the date on which the MAC Shares are deposited into escrow. Upon the release of the Gamida Shares to MAC, the MAC Shares shall be released to Gamida.

     Nexgen has provided us with the following updates concerning the land options which are described on page 47 of the Proxy Statement.

     (1)  Nexgen is in the process of signing an option with the party which has the option to purchase the Arkansas land site. Nexgen's option will expire 9 months from signature.

     (2)  Nexgen is negotiating the extension of the option concerning the
          Wisconsin land site.

     (3)  Nexgen has signed a letter of intent with respect to the Iowa land site with a party which has exercised an option for such land pursuant to which Nexgen may, subject to entering into definitive purchase agreements, purchase 15 acres for the construction of a bio-diesel plant.

     On October 17, 2007, we received a letter from Inverness Medical
Innovations Ltd. ("INVERNESS"), a competitor of the Company in the field of medical diagnostic products in which Inverness restates its non binding offer to purchase the Company's holdings in its subsidiaries for $8,500,000, and expresses its views regarding the proposed Arrangement. In our response, we reiterated that since any negotiations with Inverness would be a breach of the
Purchase Agreement, we will not commence any such negotiations with Inverness.

     RECORD DATE; QUORUM; VOTES REQUIRED

     Shareholders of record (the "RECORD HOLDERS") at the close of business in
New York on October 25, 2007 (the "RECORD DATE") are entitled to notice of the
Meeting, and Record Holders who are Remaining Shareholders are entitled to participate in and vote at the Meeting. Interested Shareholders shall participate in the Meeting for the purposes of determining a quorum only.

     As of September 30, 2007, we had 7,792,832 ordinary shares, nominal value
NIS 0.04 per share (the "ORDINARY SHARES"), outstanding. As of such date,
2,841,992 Ordinary Shares were held by Remaining Shareholders and are entitled to vote at the Meeting (the "VOTING SHARES"). Each Voting Share is entitled to one vote at the Meeting. One third of the total voting rights in the Company constitute the legal quorum required for holding the Meeting. If, within half an hour from the time appointed for the holding of the Meeting, a quorum is not present, in person or by proxy, the Meeting shall be adjourned to December 13,
2007, at the same time and place, or any other time and place as the Board of
Directors shall designate and state in a notice to the shareholders, and if, at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, subject to applicable law, two shareholders present in person or by proxy (without regard to the number of shares held)
shall constitute a quorum.

     The Arrangement is subject to the approval of the Tel Aviv District Court in Israel (the "COURT") under Section 350 of the Israeli Companies Law, 1999
(the "COMPANIES LAW") and the regulations promulgated thereunder. In addition, since the Company does not have adequate retained earnings out of which to purchase certain of its shares from Gamida as contemplated by the Arrangement, the Arrangement also requires that the Court approve the purchase of such shares under Section 303 of the Companies Law and the regulations promulgated thereunder. On June 14, 2007, the Company applied to the Court pursuant to
Section 350 of the Companies Law to call a meeting of the Company's shareholders for the purpose of voting on the Arrangement and for the Court to approve the purchase of shares under Section 303 of the Companies Law. On June 18, 2007, the
Court authorized the Company to convene a meeting of the Company's shareholders to vote on the Arrangement. In accordance with the Companies Law, any of our shareholders or creditors is entitled to file with the Court an objection to the
Arrangement, which objection will be considered by the Court even if the
Arrangement has been approved by our shareholders. See the section entitled "The
Arrangement - Application with the Israeli Court" in the Proxy Statement for further discussion.

     In their meetings of January 14, 2007 and by a written resolution of June
6, 2007, the Company's Audit Committee and Board of Directors unanimously concluded that the Arrangement is fair to the Company's shareholders and in the best interests of the Company.

     THE COMPANY'S AUDIT COMMITTEE AND BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND
THAT YOU VOTE "FOR" THE PROPOSAL.

     The Arrangement will only be effective if: (i) the Arrangement is approved by a majority of the Remaining Shareholders voting at the Meeting (whether in person or by proxy) who hold at least seventy-five percent (75%) of the voting power present and voting at the Meeting, (ii) the Court approves the
Arrangement, and (iii) the conditions for closing of the Purchase Agreement and the transactions contemplated thereby (the "CLOSING"), as set forth in the
Purchase Agreement, are satisfied (or waived).

     In addition, because the Arrangement involves a transaction with Gamida, our controlling shareholder, pursuant to the Companies Law, it is subject to additional approvals. Accordingly, in addition to the 75% majority approval described above, the Arrangement will also be subject to the approval of the majority of the votes cast by the Remaining Shareholders who are present in person or by proxy at the Meeting and that said majority includes at least one-third of all of the votes cast by the Remaining Shareholders who do not have a "PERSONAL INTEREST" (as defined below) in the Arrangement; alternatively, the votes cast against the Arrangement by shareholders who do not have a personal interest must not exceed 1% of the voting power in our company.

     A "PERSONAL INTEREST" is a shareholder's personal interest in the approval of an act or a transaction of a company, and includes: (i) the personal interest of any members of his or her immediate family (including the spouses thereof), or a personal interest of an entity in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, AND EXCLUDES (II) A PERSONAL
INTEREST THAT ARISES SOLELY FROM THE FACT OF HOLDING SHARES IN THE COMPANY OR
ANOTHER ENTITY.

     If any shareholder casting a vote in respect of the Proposal does not notify us whether or not he or she has a "personal interest", such shareholder's vote with respect to the Proposal will be disqualified. If your only interest in the Arrangement is by virtue of your ownership of our Ordinary Shares, you do not have a personal interest.

PROCEDURES FOR VOTING; REVOCATION

     Shareholders can vote by any of the following methods:

          o    by completing, signing, dating and returning the enclosed proxy card in the envelope provided;

          o    by appearing and voting in person at the Meeting. Please note that if you hold your shares through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the Meeting.

     All shares represented by properly completed proxies received no later than
48 hours before the time appointed for the Meeting, will be voted at the Meeting in the manner specified in the proxies.

     Under the rules of the New York Stock Exchange, brokers who hold our
Ordinary Shares in "street name" have discretionary authority to give a proxy to vote those shares on certain matters in the absence of specific instructions from their customers who beneficially own those shares. However, with respect to approval of the Arrangement and the transactions contemplated thereby, if no instructions from the beneficial owner are given to the broker holding shares, brokers are not empowered to vote those shares, referred to generally as "broker non-votes". Please note that IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK
OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN A LEGAL
PROXY FROM THE BROKER, BANK OR OTHER NOMINEE.

     You may change your vote or revoke your proxy in one of three ways.
Firstly, you can deliver to the Company a written notice bearing a later date than the proxy delivered to the Company, stating that you would like to revoke your proxy, provided the notice is received no less than 48 (forty eight) hours prior to the Meeting. Secondly, you can complete, execute and deliver to the
Company, no less than 48 (forty eight) hours prior to the Meeting, a new, later-dated proxy card for the same shares. Thirdly, you can attend the Meeting and vote in person. Any written notice of revocation or subsequent proxy should be delivered to Healthcare Technologies Ltd., 32 HaShaham St., Petach Tikva,
Israel 49170, Attention: Mr. Eran Rotem, or hand-delivered to Mr. Eran Rotem at least 48 (forty eight) hours prior to the Meeting. If you have instructed a broker or banker to vote your shares, you must follow the directions received from your broker or banker to change your vote.

     The Proxy Statement contains additional information with respect to the matter on the agenda and certain related matters. A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting. In addition, whether or not a shareholder plans to attend, a shareholder can insure his or her vote is represented at the Meeting by promptly completing, signing, dating and returning a proxy (in the form attached) in the enclosed envelope. Whether or not a shareholder intends to attend the Meeting, all shareholders are urged to promptly complete, date and execute the enclosed proxy and mail it in the enclosed envelope. Return of the proxy does not deprive the shareholder of such shareholder's right to attend the Meeting and to vote its shares in person.
Please note that if you hold your shares through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the Meeting.

     OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE
APPROVAL AND ADOPTION OF THE ARRANGEMENT AND THE TRANSACTIONS CONTEMPLATED
THEREBY.

     By Order of the Board of Directors,
     Healthcare Technologies Ltd.
     October 19, 2007